UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

_____________

Date of Report (Date of earliest event reported): March 18, 2005 (March 18, 2005)

LIFEPOINT HOSPITALS, INC.

(Exact name of registrant as specified in its charter)

Delaware	0-29818	52-2165845
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

103 Powell Court, Suite 200
Brentwood, Tennessee	37027
(Address of principal executive offices)	(Zip Code)

(615) 372-8500

(Registrant’s telephone number, including area code)

Not applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Exhibit Index located on Page 4

Item 8.01. Other Events.

     On March 18, 2005, LifePoint Hospitals, Inc. issued a press release announcing that its subsidiary, Lakers Holding Corp., had commenced a cash tender offer for any and all of the $172.5 million aggregate principal amount of 4 1/4% Convertible Subordinated Notes due 2008 of Province Healthcare Company. A copy of the press release is attached as Exhibit 99.1 to this Form 8-K and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(c)	Exhibits.

Exhibit
Number	Description

99.1	Press Release dated March 18, 2005

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LIFEPOINT HOSPITALS, INC.

	By:	/s/ William F. Carpenter III

	Name:	William F. Carpenter III
	Title:	Executive Vice President, General Counsel and Secretary

Date: March 18, 2005

EXHIBIT INDEX

Exhibit
Number	Description

99.1	Press Release issued by LifePoint Hospitals, Inc. on March 18, 2005